

April 7, 2014

Via Email
Christopher E. Herald
President and Chief Executive Officer
Solitario Exploration & Royalty Corp.
4251 Kipling Street, Suite 390
Wheat Ridge, Colorado 80033

> **Re:** **Solitario Exploration & Royalty Corp.**
> **Registration Statement on Form S-3**
> **Filed March 26, 2014**
> **File No. 333-194827**

Dear Mr. Herald:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are incorporating your annual report on Form 10-K for the fiscal year ended December 31, 2013 by reference into this Form S-3 and that your Form 10-K incorporates Part III information by reference to your definitive proxy statement filed in connection with your 2014 annual meeting of shareholders. Prior to the effectiveness of your registration statement please either file your definitive proxy statement or amend your Form 10-K to provide the required Part III information. For guidance, refer to Securities Act Forms C&DI Question 123.01.

Legality Opinion

2.   We note that counsel appears to have limited the scope of the legality opinion to the laws of the State of Colorado. We also note that the law governing the Indenture is that of the State of New York.   Please file a legality opinion which opines on the binding obligations of the debt securities under New York law. Please refer to Section II.B.1.e of Staff Legal Bulletin 19.

3.   We note that counsel has limited reliance on the legality opinion to the company and that the opinion "may not be relied upon, assigned, quoted or otherwise used in any many for any purpose by any other person or entity." Please have counsel revise the opinion to remove this limitation on reliance. Note that investors must be able to rely upon the opinion of counsel issued in connection with your offering. Please refer to Section II.B.3.d of Staff Legal Bulletin 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director